Exhibit 99.1

Videocon d2h Limited

Quarter Ended June 30, 2017

Earnings Release

EBITDA1 came in at INR 2.49 billion

Net Subscriber2 Base stands at 13.04 million

Mumbai, July 29, 2017 –: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended June 30 2017.

Key highlights for the quarter ended June 30, 2017:

•	Revenue from operations came in at INR 7.73 billion;

•	Subscription and activation revenue came in at INR 7.09 billion;

•	Adjusted EBITDA came in at INR 2.49 billion and Adjusted EBITDA margin came in at 32.2%;

•	Profit after tax came in at INR 12 million;

•	Free cash flows[3] came in at INR 572 million;

•	Gross subscribers[4] and net subscribers increased by 0.63 million and 0.13 million, respectively, during the quarter;

•	Net subscribers base at 13.04 million as of June 30, 2017; and

•	Churn[5] came in at 1.27% per month in Q1 FY18.

Key metrics	Q1 FY18
Gross subscriber additions (million)	0.63
Net subscriber additions (million)	0.13
Adjusted EBITDA (INR million)	2,485
Profit after tax (INR million)	12
Free cash flow (INR million)	572

Commenting on the company outlook, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I am pleased to share that the Honorable National Company Law Tribunal has approved the scheme of amalgamation with Dish TV India. We are awaiting the certified copy of the order. The appointed date for the Scheme is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated.

In the past few weeks, the management has been working on an integration plan. The merged entity plans to adopt and implement the best practices of both companies. We believe this merger provides exciting opportunities through the customer service model, convergence of technologies, expanded breadth of content offerings including expansion of exclusive content, advertising income growth potential as well as synergies from a combined subscriber base of more than 28 million. The merged entity would be one of the largest Pay TV platforms in the world in terms of subscriber base, according to the Company estimates. I am very excited for this new journey of a business that commands strong business fundamentals and growth opportunities supported by our strong balance sheet and growing free cash flows.”

Speaking on the business outlook, Mr. Anil Khera, CEO of Videocon d2h, said “I am pleased to share that Goods and Service Tax (GST) came into effect starting July 1, 2017. GST will simplify the taxation regime and improve the ease of doing business. GST would also drive the unorganized segment, such as local cable operators, towards taxation.

I am happy to share that the monsoons this year have been in line with long term average. This is likely to strengthen the macro-economic sentiment and imply good consumption from rural India. This is positive for the DTH industry and the upbeat rural sentiment due to the good monsoon could lead to a strong outlook for the festive quarter.”

Financial Summary

(In INR million, unless otherwise indicated)

	Q1 FY17	Q4 FY17	Q1 FY18
Key financial metrics
Revenue from operations	7,633	7,549	7,726
Subscription and activation revenue	6,970	6,886	7,091
Adjusted EBITDA	2,519	2,364	2,485
Adjusted EBITDA margin (%)	33.0%	31.3%	32.2%
Profit after tax (loss)	27	(87)	12

Content cost (% of revenue)	38.7%	42.5%	42.0%

Adjusted EBITDA less capex	887	981	1,246
Free cash flows	138	318	572

Key operating metrics
Net subscribers (million)	12.29	12.91	13.04
ARPU[6] (INR)	211	196	198
Churn per month (%)	0.49%	0.87%	1.27%

During the quarter ended June 30, 2017, Videocon d2h reported revenue from operations of INR 7.73 billion. Subscription and activation revenue came in at INR 7.09 billion.

Videocon d2h achieved Adjusted EBITDA of INR 2.49 billion in Q1 FY18. Adjusted EBITDA margin was 32.2% during the quarter. The company achieved a Net Profit after Tax of INR 12 million in Q1 FY18.

The Company added 0.63 million gross subscribers and 0.13 million net subscribers during Q1 FY18. Net subscribers totaled 13.04 million as of June 30, 2017. Monthly churn came in at 1.27% for the quarter.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,865 per subscriber during the first quarter of Fiscal 2018.

As of June 30, 2017, Videocon d2h had term loans of INR 19.67 billion and total cash and short term investments of INR 4.35 billion.

Conference call’s dial in details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	Monday, July 31,2017	Monday, July 31,2017

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 3960 0752/ 1 800 120 1221	+91 22 3960 0752/ 1 800 120 1221
Hong Kong	800 964 448/ +852 3018 6877	800 964 448/ +852 3018 6877
Singapore	800 101 2045/ +65 3157 5746	800 101 2045/ +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322	+91 22 3065 2322
USA	1 855 4360 715/ 1 863 9490 105	1 855 4360 715/ 1 863 9490 105
Playback ID	76076	03597

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Q1FY18 financial results are available on the company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

[1]	The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for share-based payments (which comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman) which amounted to INR 21.01 million for Q1 of Fiscal 2017, INR 45.23 million for Q4 of Fiscal 2017 and nil for Q1 of Fiscal 2018, respectively. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[3]	The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[4]	Gross subscribers mean total registered subscribers.
[5]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.
[6]	Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period.

Videocon d2h Limited

Earning Release for the quarter ended June 30, 2017

	₹ in Millions
	For the quarter ended (Unaudited)					Year Ended (Audited)
Particulars	June 30, 2017		March 31, 2017	June 30, 2016		March 31, 2017
INCOME
Revenue from operations	7,725.77		7,549.28	7,632.51		30,717.34

	7,725.77		7,549.28	7,632.51		30,717.34
EXPENSE
Operating expense	4,141.64		4,070.99	3,994.34		16,191.51
Employee benefits expense	277.15		348.76	322.31		1,288.53
Administration and other expenses	208.32		235.02	178.18		815.42
Selling and distribution expenses	613.55		575.26	639.90		2,349.31
Depreciation, amortization and impairment	1,792.85		1,773.00	1,710.57		6,866.09

Total Expenses	7,033.51		7,003.03	6,845.30		27,510.86
Profit / (Loss) from operations	692.26		546.25	787.21		3,206.48
Finance (costs) / Finance Income (Net)	(677.65)		(686.84)	(758.56)		(2,815.88)
Other Income	2.88		24.03	9.37		52.70

Profit / (loss) before tax	17.49		(116.56)	38.02		443.30
Income tax expense
Current tax	—		—	—		—
Deferred tax charge / (credit)	5.41		(29.09)	11.42		138.88

Profit / (Loss) after tax	12.08		(87.47)	26.60		304.42
Basic earning per share in ₹	0.03	*	(0.21)*	0.06	*	0.72
Diluted earning per share in ₹	0.03	*	(0.21)*	0.06	*	0.67

*	Not annualized

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	For the quarter ended (Unaudited)			Year Ended (Audited)
Particulars	June 30, 2017	March 31, 2017	June 30, 2016	March 31, 2017
Profit / (Loss) after tax	12.08	(87.47)	26.60	304.42
Income tax expense	5.41	(29.09)	11.42	138.88

Profit / (Loss) before tax	17.49	(116.56)	38.02	443.30
Finance costs / Finance Income (Net)	677.65	686.84	758.56	2,815.88
Other Income	(2.88)	(24.03)	(9.37)	(52.70)

Profit / (Loss) from operations	692.26	546.25	787.21	3,206.48
Depreciation, amortization and impairment	1,792.85	1,773.00	1,710.57	6,866.09

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,485.11	2,319.25	2,497.78	10,072.57
Share based payment[2]	—	45.23	21.01	108.25
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA)[1]	2,485.11	2,364.48	2,518.79	10,180.82

[1]	EBITDA and Adjusted EBITDA presented in this earnings release are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that EBITDA and Adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. The Company believes that EBITDA and Adjusted EBITDA enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Share-based payments comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman